SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: June 7, 2007

Date: June 7, 2007

ON TRACK INNOVATIONS LTD.

        Notice is hereby given that an Annual General Meeting of Shareholders (“Meeting”) of On Track Innovations Ltd. (“Company”) will be held on Friday, July 13, 2007, at 09:00 A.M. (Israel time), at the offices of the Company in Rosh-Pina, Israel, for the following purposes:

1.	To present the financial statements of the Company for the fiscal year ended December 31, 2006.

2.	To re-appoint Somekh Chaikin (member of KPMG International) as the Company’s independent certified public auditors for the fiscal year ended December 31, 2007 and to authorize the Company’s Board of Directors to delegate the authority to determine the auditors’ remuneration to the Audit Committee.

3.	To elect Mr. Raanan Elran as an external director of the Company for a three-year term.

4.	To extend the current employment agreement of the Company’s Chairman and CEO, Oded Bashan, for a period of two additional years, so that the agreement shall be in effect until June 30, 2011.

5.	To amend the employment agreement of the Company’s director and Vice President of Projects, Mr. Ronnie Gilboa, to include a sales commission, effective as of January 1, 2007.

6.	To approve all changes and adjustments to the employment agreement of the Company’s President and Chief Marketing Officer, Mr. Ohad Bashan, in connection with his relocation from the U.S. to the Company’s headquarters in Israel.

7.	To approve the grant to the Company’s Chairman and CEO, Oded Bashan, of options to purchase 150,000 ordinary shares of the Company.

8.	To approve the grant to each of Shlomo Tusia-Cohen, Eliezer Manor, Ora Setter, Raanan Elran (subject to his election) and Ronnie Gilboa, directors of the Company, of options to purchase 30,000 ordinary shares of the Company.

Record Date and Right to Vote

Only shareholders of record as of the close of trading on June 4, 2007 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof.  As of June4, 2007, 19,166,388 of the ordinary shares of the Company (“Ordinary Shares”) were issued and outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.  A shareholder whose Ordinary Shares are (a) registered in his, her or its favor with a member of a stock exchange and (b) are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such shares as of the Record Date, by providing the Company at least 72 hours before the time appointed for holding the Meeting with an ownership certificate in the form attached hereto or other form satisfactory to the Company, issued by such a member of a stock exchange, or a copy of the shareholder’s Israeli Identification Card, passport or Incorporation Certificate, if such shareholder is registered in the register of shareholders of the Company.

Legal Quorum

Under the Articles of Association of the Company (“Articles”), no business may be transacted at any shareholders’ meeting, unless a quorum is present when the meeting proceeds to business. The quorum required for a meeting is at least two shareholders present in person or by proxy holding at least 33 1/3% of the issued and outstanding Ordinary Shares (“Quorum”). If within half an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place, and if at such adjourned meeting a Quorum is not present within half an hour from the time appointed for holding the meeting, the shareholders then present at such adjourned meeting shall constitute a quorum.

Proxy

A shareholder wishing to vote by proxy must deposit the proxy at the offices of the Company at P.O.B 32, Rosh-Pina, Israel, at least 72 hours before the time appointed for holding the Meeting. Attached for your convenience is a form of a proxy.

Each shareholder that attends the Meeting shall, prior to exercising such shareholder’s voting rights at the Meeting with respect to proposed resolutions no. 3, 4, 6, 7 specified above, advise the Company whether or not such shareholder is a controlling shareholder of the Company. Pursuant to the Israeli Companies Law, a “Controlling Shareholder”is defined as any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

Each shareholder that delivers a signed proxy to the Company should indicate therein whether or not such shareholder has a personal interest with regard to proposed resolution no 3, 4, 6 and 7. Shareholders who do not indicate whether or not they have a personal interest in the said proposed resolution will not be eligible to vote their Ordinary Shares as to such proposed resolution.

To the extent you would like to state your position with respect to any of the proposed resolutions described above, in addition to any right you may have under applicable law, pursuant to regulations under the Israeli Companies Law, you may do so by delivery of a notice to the Company’s offices not later than June 14, 2007. The Company’s Board of Directors may respond to your notice not later than five days after receipt of your notice, or a later date, as required under applicable law.

Following the Meeting, one or more shareholders holding, as of the Record Date, at least 958,319 Ordinary Shares, which represent approximately five percent (5%) of the total voting rights in the Company on the Record Date, or 688,181 Ordinary Shares, which represent approximately five percent (5%) of the total voting rights of the Company which are not held by controlling shareholders of the Company, may review the proxies submitted to the Company at the Company’s offices during business hours.

By order of the Board of Directors /s/ Oded Bashan —————————————— Chairman On Track Innovations Ltd.

Date: June 7, 2007

Ownership Certificate

Company’s name: On Track Innovations Ltd.
Company’s Reg. No.: 52-004286-2

Name of Stock Exchange member: ____________

Details of shareholder:
(if there are several joint owners of the shares, their details should be included)

(1)	Name of shareholder ______________

(2)	I.D. No. __________________

If shareholder does not hold an Israeli I.D. –
Passport No. ______________          Passport valid until ______________
Country where Passport was issued _________________

If shareholder is a corporation –
Registration No. ___________          Country of incorporation _____________

(3)	Record Date for which this certificate is granted June 4, 2007

Details of the Shares:

(1)	Name of the security - Ordinary Shares;
Par value - N.I.S 0.1 ;
ISIN code - IL 009248951
(2)	No. of Shares - _________
(3)	Type of Shares: Ordinary

Signature of Stock Exchange member ____________	Date: ______________

ON TRACK INNOVATIONS LTD.

ROSH-PINA, ISRAEL

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.10 nominal value per share (“Ordinary Shares”), of On Track Innovations Ltd. (“Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (“Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The meeting will be held on Friday, July 13, 2007, at 09:00 A.M. (Israel time), at the offices of the Company in Rosh-Pina, Israel.

SOLICITATION OF PROXIES

The agenda for the Meeting is as follows:

1.	To present the financial statements of the Company for the fiscal year ended December 31, 2006.

2.	To re-appoint Somekh Chaikin (member of KPMG International) as the Company’s independent certified public auditors for the fiscal year ended December 31, 2007 and to authorize the Company’s Board of Directors to delegate the authority to determine the auditors’ remuneration to the Audit Committee.

3.	To elect Mr. Raanan Elran as an external director of the Company for a three-year term.

4.	To extend the current employment agreement of the Company’s Chairman and CEO, Oded Bashan, for a period of two additional years, so that the agreement shall be in effect until June 30, 2011.

5.	To amend the employment agreement of the Company’s director and Vice President of Projects, Mr. Ronnie Gilboa, to include a sales commission, effective as of January 1, 2007.

6.	To approve all changes and adjustments to the employment agreement of the Company’s President and Chief Marketing Officer, Mr. Ohad Bashan, in connection with his relocation from the U.S. to the Company’s headquarters in Israel.

7.	To approve the grant to the Company’s Chairman and CEO, Oded Bashan, of options to purchase 150,000 ordinary shares of the Company.

8.	To approve the grant to each of Shlomo Tusia-Cohen, Eliezer Manor, Ora Setter, Raanan Elran (subject to his election) and Ronnie Gilboa, directors of the Company, of options to purchase 30,000 ordinary shares of the Company.

        A form of proxy for use at the Meeting is enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if the shareholder attends the Meeting and does not elect to vote in person, the shareholder’s proxy will not be revoked. Unless otherwise indicated on the form of proxy, if the proxy is properly executed and received by the Company prior to the Meeting, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above.  If specification is made by the shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification.  On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

        Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to the Company’s registered shareholders on or about June 7, 2007 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Item 1 – Presentation of 2006 Financial Statements

        Our audited financial statements for the year ended December 31, 2006 are included in our Immediate Report on Form 6-K, which we filed with the Securities and Exchange Commission (“SEC”) on March 29, 2007. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC’s website at http://www.sec.gov. These reports are not a part of this Proxy Statement.

        This item will not involve a vote of the shareholders. However, we will hold a discussion with respect to the financial statements at the Meeting.

Item 2 – Re-appointment of Independent Auditors

        The Audit Committee proposes that shareholders approve the re-appointment of Somekh Chaikin, a member of KPMG International, independent certified public auditors in Israel, as our independent auditors until for the fiscal year ended December 31, 2007. It is also proposed that the Board of Directors shall be authorized to delegate to the Audit Committee the authority to determine the auditors’ remuneration for the fiscal year ending December 31, 2007. Such auditors have served as the Company’s auditors since 2003, and have no relationship with the Company or with any affiliate of the Company, except as auditors.

        It is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, that the re-appointment of Somekh Chaikin, a member of KPMG International, independent certified public auditors in Israel, as independent auditors of the Company for the fiscal year ended December 31, 2007 be, and hereby is, approved, and that the Board of Directors be, and it hereby is, authorized, to delegate the authority to determine the remuneration of said auditors for such fiscal year to the Audit Committee.”

        The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution.

The Board of Directors recommends a vote FOR the approval of the said resolution.

Item 3 – Election of External Director

        Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Israeli Companies Law to appoint at least two external directors. Our Board of Directors currently consist three external directors, Shlomo Tusia-Cohen, Eliezer Manor and Ora Setter. However, our Board of Directors recommends that Mr. Raanan Elran, be elected as an external directors of the Company, for a three-year term.

        The Company has received a statement from Mr. Elran, in which he declares that he fulfill all the requirements applicable to external directors, as set forth in the Israeli Companies Law. Mr. Elran meets the requirement of the Israeli Companies Law as an external director who is an “accounting and financial expert”. A biography of Mr. Elran is provided below.

        The Company is not aware of any reason why Mr. Elran, if elected as an external director, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of Mr. Elran.

        The following biographical information is provided with respect to Mr. Elran and is based upon the records of the Company and information furnished to it by the nominee.

        Raanan Elran served as an external director of the Company during the period between June 29, 1999 and June 28, 2005 and in such capacity served as a member of the Company’s Audit and Compensation Committees. Mr. Elran serves as a director and as the chairman of the Finance Committee of Rafael Ltd., Israeli governmental company. Until 2006 Mr. Elran served as a director and the chairman of the Investments Committee of Dikla Mutual Funds Management Company (sister company to the First International Bank). From 1993 to 1998, he acted as a director of First International Bank of Israel, Provident and Pension Funds. He served as the General Manager of Assuta Medical Centers from March 1997 until September 2002. From 1995 to February 1997, Mr. Elran served as the General Manager of Raton Import Ltd. From 1994 to 1995, he was the General Manager of Ace Hardware (Israel) Ltd. Mr. Elran holds a B.A. in economic and business administration and a M.A. in finance from Bar llan University.

        It is proposed that the following resolution be adopted at the Meeting with respect to Mr. Elran’s election:

        “RESOLVED, to elect Mr. Raanan Elran as an external director of the Company, for a three-year term.”

        The affirmative vote of a majority of the shares voting on the matter, including one of the following: (i) at least one-third of the shares of any non-controlling shareholders (as such term is defined in the Israeli Companies Law) or anyone on their behalf voted for the matter; or (ii) the total number of shares of non-controlling shareholders voted against the election of the outside directors does not exceed one percent of the outstanding ordinary shares of the Company, is required to approve this resolution.

The Board of Directors recommends a vote FOR the election of the said nominee.

Item 4 – Extension of Employment Agreement of Mr. Oded Bashan

        On March 7, 2007, the Audit Committee, the Compensation Committee and the Board of Directors of the Company resolved to extend the term of Mr. Oded Bashan, the Company’s Chairman and CEO, for an additional two years, until June 30, 2011, subject to all consents required under applicable law.

        The Audit Committee, the Compensation Committee and the Board of Directors of the Company deems it is advisable and in the best interest of the Company to extend such period due to Mr. Oded Bashan’s material contribution to the Company and the increase in complexity of managing a company in the size of the Company with worldwide operations.

        Therefore, it is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, to extend the term of Mr. Oded Bashan’s employment agreement, for a period of two additional years, so that the agreement shall be in effect until June 30, 2011 and all changes to the agreement resulting from such extension, mutatis mutandis, be and hereby are approved.”

        The affirmative vote of a majority of the shares voting on the matter, including one of the following: (i) at least one third of the shares of the shareholders that do not have a personal interest (as such term is defined in the Israeli Companies Law) in the resolution voted for the matter; or (ii) the total number of shares of shareholders not having a personal interest in the resolution voted against the resolution does not exceed one percent (1%) of the voting rights in the Company, is required to approve this resolution.

The Board of Directors recommends a vote FOR the said resolution.

Item 5 – Amendment of Employment Agreement of Mr. Ronnie Gilboa

        Mr. Ronnie Gilboa, the Company’s Vice President of Projects, is engaged in the sale and conclusion of such projects. Therefore, the Board of Directors of the Company deems it is advisable to amend the employment agreement of Mr. Ronnie Gilboa, so that his compensation shall also be based on such revenues derived from projects consummated by Mr. Gilboa.

        Therefore, it is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, to approve the amendment of the employment agreement of Mr. Ronnie Gilboa, the Company’s Vice President of Projects, so that Mr. Gilboa shall be entitled to a commission equal to the following amount, which commission shall be payable after the end of a calendar year (where first commission shall be paid during 2008 for revenues for the fiscal year of 2007) and provided that such projects were consummated as a result of Mr. Gilboa’s direct contribution: (a) one (1%) percent from the net revenues (i.e., revenues after deduction of applicable tax) actually received by the Company during applicable year; and (b) five (5%) percent from the net royalty payments and net NRE payments (i.e., after deduction of applicable tax) actually received by the Company in connection with such projects during the applicable year.

        The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution.

The Board of Directors recommends a vote FOR the said resolution.

Item 6 – Adjustments to Employment Agreement of Mr. Ohad Bashan

        On March 1, 2007, Mr. Ohad Bashan, the Company’s Chief Marketing Officer and President and CEO of OTI America, Inc. was appointed as the President of the Company commencing in August 2007. In May 2007 Mr. Ohad Bashan stepped down from his office as the President of OTI America, Inc.

        In connection with the changes in his positions, it was resolved that Mr. Ohad Bashan (who is currently located in the U.S.) will relocate to the Company’s headquarters in Israel and will become an employee of the Company.

        Due to the foregoing, it was resolved that the Company will assume the employment agreement of Ohad Bashan with OTI America, Inc., effective on his employment commencement date with the Company, so that the monthly salary paid to Mr. Ohad Bashan shall be equal to $22,000, and that Mr. Ohad Bashan shall be entitled to all other benefits provided by the Company to employees in his position (e.g., management insurance and education fund) in addition to a car to be provided by the Company to Mr. Bashan (where all costs associated therewith, including taxes, shall be borne by the Company).

        Therefore, it is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, to approve all changes and adjustments to the employment agreement between Mr. Ohad Bashan and OTI America, Inc., which agreement is being assumed by the Company (with such changes), so that the monthly salary paid to Mr. Ohad Bashan shall be equal to $22,000, and that Mr. Ohad Bashan shall be entitled to all other benefits provided by the Company to employees in his position (e.g., management insurance and education fund) in addition to a car to be provided by the Company to Mr. Bashan (where all costs associated therewith, including taxes, shall be borne by the Company). The foregoing shall become effective on the first date of employment of Mr. Ohad Bashan with the Company”

        The affirmative vote of a majority of the shares voting on the matter, including one of the following: (i) at least one third of the shares of the shareholders that do not have a personal interest (as such term is defined in the Israeli Companies Law) in the resolution voted for the matter; or (ii) the total number of shares of shareholders not having a personal interest in the resolution voted against the resolution does not exceed one percent (1%) of the voting rights in the Company, is required to approve this resolution.

The Board of Directors recommends a vote FOR the said resolution.

Item 7 – Grant of Options to Mr. Oded Bashan

        In recognition his contribution to the Company’s performance, and upon approval of the Audit Committee and the Compensation Committee, the Board of Directors (subject to all consents required under applicable law) granted to Oded Bashan, the Company’s CEO and Chairman, under the Company’s 2001 Share Option Plan, options to purchase up to 150,000 Ordinary Shares of the Company at an exercise price per Ordinary Share equal to NIS 0.10. These options will vest so that 50,000 of the options shall be vested on the date of the approval by the shareholders, 50,000 of the options shall be vested on March 1, 2008 and 50,000 of the options shall be vested on March 1, 2009. All such options not exercised on or prior to March 1, 2012 shall expire.

        Therefore, it is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, that following the approval by the Audit Committee, Compensation Committee and the Board of Directors of the Company, in compliance with the requirements of the Israeli Companies Law, the grant to Oded Bashan, of options to purchase up to 150,000 ordinary shares of the Company, all on the terms approved by the Audit Committee, the Compensation Committee and the Board of Directors be, and the same hereby is, approved.”

        The affirmative vote of a majority of the shares voting on the matter, including one of the following: (i) at least one third of the shares of the shareholders that do not have a personal interest (as such term is defined in the Israeli Companies Law) in the resolution voted for the matter; or (ii) the total number of shares of shareholders not having a personal interest in the resolution voted against the resolution does not exceed one percent (1%) of the voting rights in the Company, is required to approve this resolution.

The Board of Directors recommends a vote FOR the said resolution.

Item 8 – Grant of Options to External Directors

        In recognition of their important contribution to the Company’s performance, and upon approval of the Audit Committee and the Compensation Committee, the Board of Directors granted (subject to all consents required under applicable law) to each external director of the Company, Shlomo Tusia-Cohen, Eliezer Manor, Ora Setter and Raanan Elran (subject to his election), and Ronnie Gilboa, a director of the Company, under the Company’s 2001 Share Option Plan, options to purchase up to 30,000 Ordinary Shares of the Company at an exercise price per Ordinary Share equal to NIS 0.10.

        With regard to the 30,000 options granted to each of Shlomo Tusia-Cohen, Eliezer Manor, Ora Setter and Raanan Elran (subject to his election), 10,000 of the options will vest on the date of approval by the shareholders, 10,000 of the options will vest on April 13, 2008, and 10,000 of the options will vest on April 13, 2009. All such options not exercised on or prior to April 13, 2012 will expire.

        With regard to the 30,000 options granted to Ronnie Gilboa, 5,000 of the options will vest on the date of approval of the shareholders, and 2,500 shall vest over 10 calendar quarters, at the first day of the calendar quarter commencing September 1, 2007.

        Therefore, it is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, that following the approval by the Audit Committee, Compensation Committee and the Board of Directors of the Company, in compliance with the requirements of the Israeli Companies Law, the grant to Shlomo Tusia-Cohen, Eliezer Manor, Ora Setter, Raanan Elran (subject to his election), and Ronnie Gilboa, of options to purchase up to 30,000 ordinary shares of the Company to each of the aforementioned, all on the terms approved by the Audit Committee, the Compensation Committee and the Board of Directors be, and the same hereby is, approved.”

        The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution.

The Board of Directors recommends a vote FOR the said resolution.

On Track Innovations Ltd.

INSTRUMENT OF APPOINTMENT OF PROXY

I/we, ____________________	of ________________________	being a Shareholder of
(Name of Shareholder)	(Address)

On Track Innovations Ltd. (the “Company”) hereby appoint (Please mark one alternative) (hereinafter the “Proxy”):

☐	Mr. Oded Bashan / Mr. Ronnie Gilboa / Ms. Avital Rozenberg

☐ _________________________ (Name of Proxy)	of _____________________ (Address)

as my proxy to vote for me and on my behalf at an Annual General Meeting of the shareholders of the Company to be held on Friday, July 13, 2007, at 09:30 A.M. (Israel time), at the offices of the Company in Rosh-Pina, Israel, and at any adjournments thereof.

Unless expressly instructed otherwise in writing, signing this proxy shall be deemed as an instruction to the Proxy to vote “FOR” for resolutions 1 – 8 on the agenda.

Please mark one alternative for the proxy to be valid:

☐ I do have a personal interest with regard to the proposed resolution set forth in Item 3, 4, 6, 7, due to the following reasons:

__________________________________________________________________________________

________________________________________________________________________________________________________ .

☐ I do not have a personal interest with regard to the proposed resolution set forth in Item 3, 4, 6, 7.

Please mark one alternative for the proxy to be valid:

☐ I am a “Controlling Shareholder”, as such term is defined in the Israeli Companies Law.

☐ I am not a “Controlling Shareholder”, as such term is defined in the Israeli Companies Law.

Signed this __ of ________, 2007.

____________________________
           (Signature of Appointer)